MAKH GROUP CORP.

338 Meihuadong st. №703,

Zhuhai, China 519000

Tel.  +852-8171-7271

Email: makh.g@yandex.com

April 5, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Ms. Hillary Daniels

Makh Group Corp.

Registration Statement on

Form S-1 (File No. 333-209478)

Dear Ms. Hillary Daniels:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Makh Group Corp. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to Friday, April 8, 2016 at 11:00 a.m. Eastern Time, or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

By:	/s/	Gulmira Makhmutova
	Name:	Gulmira Makhmutova
	Title:	President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)